Exhibit 21.1

Subsidiaries of the Registrant
Direct Subsidiary of the Registrant

Name	State of Organization or Incorporation
Hostess Holdings, L.P.	Delaware
Hostess Holdings GP, LLC	Delaware
New Hostess Holdco, LLC	Delaware
Hostess Holdco, LLC	Delaware
HB Holdings, LLC	Delaware
Hostess Brands, LLC	Delaware
Hostess Brands Services, LLC	Delaware
HB Holdings (RE), LLC	Delaware
New HB Acquisition (RE), LLC	Delaware
Voortman Cookies Limited	British Columbia